FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of April 2011

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Year ended March 2011

Nomura Holdings, Inc. (“Nomura”) hereby incorporates Exhibit 1 to this report on Form 6-K by reference (i) in the prospectus that is part of Registration Statement on Form F-3 (Registration No. 333-169682) of Nomura and Nomura America Finance, LLC, filed with the Securities and Exchange Commission (the “SEC”) on September 30, 2010, and (ii) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-165049) of Nomura, filed with the SEC on February 24, 2010, as amended by the Post-Effective Amendment No. 1 thereto, filed with the SEC on September 8, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 28, 2011	By:	/s/ Junko Nakagawa
Junko Nakagawa
Executive Managing Director

Financial Summary For the Year Ended March 31, 2011 (US GAAP)

Date:	April 28, 2011
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Osaka, Nagoya
(Overseas) New York, Singapore
Representative:	Kenichi Watanabe
President and Chief Executive Officer, Nomura Holdings, Inc.
For inquiries:	Kazuhisa Kishimoto
Managing Director, Investor Relations Department, Nomura Holdings, Inc.
Tel: (Country Code 81) 3-5255-1000
URL http://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)

	For the year ended March 31
	2011		2010
	(Millions of yen, except per share data)
		% Change from March 31, 2010		% Change from March 31, 2009
Total revenue	1,385,492	2.1%	1,356,751	104.2%
Net revenue	1,130,698	(1.7%)	1,150,822	268.1%
Income before income taxes	93,255	(11.4%)	105,247	—
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	28,661	(57.7%)	67,798	—
Comprehensive income	10,306	(86.6%)	77,195	—
Basic-Net income attributable to NHI shareholders per share (Yen)	7.90		21.68
Diluted-Net income attributable to NHI shareholders per share (Yen)	7.86		21.59
Return on shareholders’ equity	1.4%		3.7%
Income before income taxes to total assets	0.3%		0.4%
Income before income taxes divided by total revenue	6.7%		7.8%
Equity in earnings of affiliates	11,602		12,924

Note: Return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	At March 31
	2011	2010
	(Millions of yen, except per share data)
Total assets	36,692,990	32,230,428
Total equity	2,091,636	2,133,014
Total NHI shareholders’ equity	2,082,754	2,126,929
Total NHI shareholders’ equity as a percentage of total assets	5.7%	6.6%
Total NHI shareholders’ equity per share (Yen)	578.40	579.70
(3) Cash flows
	For the year ended March 31
	2011	2010
	(Millions of yen)
Net cash used in operating activities	(235,090)	(1,500,770)
Net cash used in investing activities	(423,214)	(269,643)
Net cash provided by financing activities	1,284,243	2,176,530
Cash and cash equivalents at end of period	1,620,340	1,020,647

2. Cash dividends

	For the year ended March 31
	2010	2011	2012 (Plan)
	(Yen amounts, except Total annual dividends)
Dividends per share
dividends record dates
At June 30	—	—	—
At September 30	4.00	4.00	Unconfirmed
At December 31	—	—	—
At March 31	4.00	4.00	Unconfirmed
For the year	8.00	8.00	Unconfirmed
Total annual dividends (Millions of yen)	25,811	28,810	—
Consolidated payout ratio	36.9%	101.3%	—
Consolidated dividends as a percentage of shareholders’ equity per share	1.4%	1.4%	—

Note:	Nomura plans to forgo dividend distribution for Q1 and Q3 of fiscal year 2012. Fiscal year 2012 Q2 and Q4 dividend amounts are not presented per reasons stated in “3. Earnings forecasts for the year ending March 31, 2012”.

3. Earnings forecasts for the year ending March 31, 2012

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

4. Others

(1) Changes in significant subsidiaries during the period: None

(2) Changes in accounting principles, procedures and presentations

a)	Changes due to amendments to the accounting standards : Yes
b)	Changes due to other than a) : None

(3) Number of shares issued (common stock)

	At March 31
	2011	2010
Number of shares outstanding (including treasury stock)	3,719,133,241	3,719,133,241
Number of treasury stock	118,246,309	50,088,627

	For the year ended March 31
	2011	2010
Average number of shares outstanding (year-to-date)	3,627,798,587	3,126,790,289

Parent Company Only Operating Results (Japanese GAAP)

(1) Operating Results

	For the year ended March 31
	2011		2010
	(Millions of yen, except per share data)
		% Change from March 31, 2010		% Change from March 31, 2009
Operating revenue	219,875	(0.5%)	220,873	(35.1%)
Operating income	9,812	(73.4%)	36,930	(72.7%)
Ordinary income	11,690	(59.9%)	29,121	(77.1%)
Net income (loss)	(15,094)	—	12,083	—
Net profit (loss) per share	(4.16)		3.86
Fully diluted net profit per share	—		3.83

(2) Financial Position

	At March 31
	2011	2010
	(Millions of yen, except per share data)
Total assets	5,278,581	4,566,078
Total net assets	1,764,894	1,806,307
Total net assets as a percentage of total assets	32.8%	39.0%
Total net assets per share	481.23	485.62
Shareholders’ equity	1,733,358	1,782,273

* Audit procedure

The audit on the consolidated financial statements for this fiscal year has not been completed by the external auditors at the point of disclosing this financial summary. As a result of such audit, certain of the information set forth herein could be subject to revision, possibly material, in Nomura’s Report on Form 20-F for the year ended March 31, 2011.

Table of Contents for the Accompanying Materials

1. Consolidated Operating Results	P.2

(1) Analysis of Consolidated Operating Results	P.2
(2) Analysis of Consolidated Financial Position	P.5

2. Corporate Goals and Principles	P.5

(1) Fundamental Management Policy	P.5
(2) Structure of Business Operations	P.5
(3) Management Challenges and Strategies	P.5

3. Consolidated Financial Statements	P.7

(1) Consolidated Balance Sheets	P.8
(2) Consolidated Statements of Operations	P.10
(3) Consolidated Statements of Comprehensive Income	P.11
(4) Consolidated Statements of Changes in Equity	P.12
(5) Consolidated Statements of Cash Flows	P.13
(6) Note with respect to the Assumption as a Going Concern	P.14
(7) Significant Changes for Presenting the Consolidated Financial Statements	P.14
(8) Note to the Consolidated Financial Statements	P.15

4. Other Information	P.17

(1) Consolidated Statements of Operations – Quarterly Comparatives	P.17
(2) Business Segment Information – Quarterly Comparatives	P.18
(3) Other	P.19

1.	Consolidated Operating Results

(1)	Analysis of Consolidated Results

Operating Results

US GAAP

	Billions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2011 (A)	March 31, 2010 (B)
Net revenue	1,130.7	1,150.8	(1.7)
Non-interest expenses	1,037.4	1,045.6	(0.8)

Income (loss) before income taxes	93.3	105.2	(11.4)
Income tax expense	61.3	37.2	65.0

Net income (loss)	31.9	68.1	(53.1)

Less: Net income (loss) attributable to noncontrolling interests	3.3	0.3	—

Net income (loss) attributable to NHI shareholders	28.7	67.8	(57.7)

Return on shareholders’ equity*	1.4%	3.7%	—

*	Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (“Nomura”) reported net revenue of 1,130.7 billion yen for the fiscal year ended March 31, 2011, a decrease of 1.7% from the previous year. Non-interest expenses decreased 0.8% from the previous year to 1,037.4 billion yen. Income before income taxes was 93.3 billion yen and Net income attributable to NHI shareholders was 28.7 billion yen for the fiscal year ended March 31, 2011.

Segment Information

	Billions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2011 (A)	March 31, 2010 (B)
Net revenue	1,147.6	1,141.4	0.5
Non-interest expenses	1,037.4	1,045.6	(0.8)

Income (loss) before income taxes	110.2	95.8	14.9

In business segment totals, which exclude unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the fiscal year ended March 31, 2011 was 1,147.6 billion yen, an increase of 0.5% from the previous year. Non-interest expenses decreased by 0.8% from the previous year to 1,037.4 billion yen. Income before income taxes was 110.2 billion yen for the fiscal year ended March 31, 2011. Please refer to page 15 for further details of the differences between US GAAP and business segment amounts.

<Business Segment Results>

In April 2010, Nomura realigned its reporting segments in relation to how it operates and manages its business by merging the Global Markets, Investment Banking, and Merchant Banking divisions into the Wholesale division. Nomura now divides its business segments into three divisions of Retail, Asset Management and Wholesale.

Operating Results of Retail

	Billions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2011 (A)	March 31, 2010 (B)
Net revenue	392.4	388.3	1.1
Non-interest expenses	291.2	274.9	5.9

Income (loss) before income taxes	101.2	113.4	(10.7)

Net revenue increased by 1.1% from the previous year to 392.4 billion yen, due primarily to increasing revenues from bond related products and investment trust related products. Non-interest expenses increased by 5.9% to 291.2 billion yen. As a result, income before income taxes decreased by 10.7% to 101.2 billion yen.

Operating Results of Asset Management

	Billions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2011 (A)	March 31, 2010 (B)
Net revenue	80.7	70.4	14.8
Non-interest expenses	55.7	51.8	7.6

Income (loss) before income taxes	25.1	18.6	34.7

Net revenue increased by 14.8% from the previous year to 80.7 billion yen. Non-interest expenses increased by 7.6% to 55.7 billion yen. As a result, income before income taxes increased by 34.7% to 25.1 billion yen. Assets under management were 24.7 trillion yen at the end of March 2011.

Operating Results of Wholesale

	Billions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2011 (A)	March 31, 2010 (B)
Net revenue	630.5	789.5	(20.1)
Non-interest expenses	623.8	614.3	1.5

Income (loss) before income taxes	6.7	175.2	(96.2)

Net revenue decreased by 20.1% from the previous year to 630.5 billion yen, due primarily to decrease in net gain on trading. Non-interest expenses increased by 1.5% to 623.8 billion yen. As a result, income before income taxes decreased by 96.2% to 6.7 billion yen.

Other Operating Results

	Billions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2011 (A)	March 31, 2010 (B)
Net revenue	43.9	(106.8)	—
Non-interest expenses	66.7	104.5	(36.2)

Income (loss) before income taxes	(22.8)	(211.3)	—

Net revenue was 43.9 billion yen. Loss before income taxes was 22.8 billion yen.

Earnings Forecasts for Next Fiscal Year

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

(2)	Analysis of Consolidated Financial Position

Total assets as of March 31, 2011, were 36.7 trillion yen, an increase of 4.5 trillion yen compared to March 31, 2010, reflecting primarily the increase in Securities purchased under agreements to resell. Total liabilities as of March 31, 2011 were 34.6 trillion yen, an increase of 4.5 trillion yen compared to March 31, 2010, mainly due to the increase in Securities sold under agreements to repurchase and Long-term borrowings. Total equity as of March 31, 2011 was 2.1 trillion yen, a decrease of 41.4 billion yen compared to March 31, 2010.

Cash and cash equivalents as of March 31, 2011, increased by 599.7 billion yen compared to March 31, 2010. Cash flows from operating activities for the year ended March 31, 2011 were outflows of 235.1 billion yen due to the increase in Trading assets. Cash flows from investing activities for the year ended March 31, 2011 were outflows of 423.2 billion yen due mainly to increase in Non-trading debt securities, net. Cash flows from financing activities for the year ended March 31, 2011 were inflows of 1,284.2 billion yen due primarily to an increase in Long-term borrowings.

2.	Corporate Goals and Principles

(1)	Fundamental Management Policy

Nomura Group is committed to a management vision of firmly establishing ourselves as a globally competitive financial services group. We will seek to realize this vision and increase shareholder value by strengthening our base in the Japanese securities businesses, developing world-class businesses in other regions, and consolidating our comprehensive global strength.

We will establish our new growth model by working with our clients, providing them with the best solutions, and realizing the expansion of our business in new domains. Our management target is to maintain an average consolidated return on shareholders’ equity (ROE) of 10% to 15% over the medium to long term. However, we cannot deny that the capital requirements that are under consideration by Basel Committee on Banking Supervision or other financial regulators may impact us.

In addition, we put high priority on compliance with applicable laws, regulations and proper corporate behavior, and we build compliance into our daily business operations.

(2)	Structure of Business Operations

Nomura Group is organized around globally-linked business divisions under a unified strategy, rather than individual legal entities. Nomura Group’s operations are comprised of Retail, Asset Management, and Wholesale. We will strive to achieve a higher level of specialization in each division, advance and progress our business in each respective area, and maximize the collective strength of Nomura Group by enhancing cross-divisional and regional collaboration.

(3)	Management Challenges and Strategies

Although the global economy was moving gradually toward normality supported by emerging markets, it is facing uncertainty due to the unstable political situation in the Middle East, sovereign crisis in Europe and the earthquake in Tohoku region of Japan in March. In this environment, we plan to address the needs of our clients globally by taking advantage of our strengthened business platform and to grow our client base and improve our market share. We will continue to strategically allocate management resources in order to work toward providing stability and liquidity through properly functioning market.

In addition, we will continue to proceed with our plans to reduce costs by reengineering businesses to fit the market environment and increase operational efficiency.

We will also implement the following initiatives:

[Retail Division]

At Retail Division, we will continue to enhance our products and service offerings, which are provided through direct contacts, online or via call centers to accommodate increasingly sophisticated and diverse client needs. We aim to continue being a trusted partner to our clients by providing world-class products and services that meet their individual needs.

[Asset Management Division]

In investment trust business, we aim to provide individual clients with a diverse range of investment opportunities to meet investors’ demand, and in advisory business, we aim to provide institutional clients globally with value-added investment service. Together, we intend to increase assets under management and expand our client base.

We aim to increase our world-class competitive advantage in Japan and the rest of Asia by making continuous effort to improve investment performance and by aggressively expanding our investment management and product delivery capabilities.

[Wholesale Division]

Wholesale Division has been established in April 2010.

Global Markets will enhance our product development expertise to continue acting as the product supply hub for Nomura and also work to expand profitability. We will focus on delivering high value-added products and solutions to our clients by leveraging our global trading infrastructure and making full use of our strengthened business franchise. In Fixed Income, we will strengthen not only our global marketing structure but also our trading and product development capabilities. In Equities, we will continue to act as a world-class liquidity provider. Through even closer co-operation between Fixed Income and Equities we will aim for synergies in structuring, research, distribution, and risk management.

In Investment Banking, we are expanding our M&A advisory and corporate finance businesses to diversify sources of profit by providing high value-added solutions to meet the individual needs of each client. We aim to enhance our presence as a global investment bank headquartered in Asia that provides world-class services, while continuing to build our business in Japan.

In implementing the initiatives outlined above, we will enhance collaboration between the divisions. We aim to consolidate our comprehensive global strength to realize our management objectives and maximize shareholder value by enhancing profitability across our businesses, while helping to strengthen the global financial and capital markets.

[Other]

In the wake of the financial crisis, the market and regulatory environments surrounding global financial institutions have changed significantly. To deal appropriately with these changes, we bolstered our financial base in order to achieve sustainable growth. Going forward, we will continue to maximize the profitability of the group as a whole, and to maintain adequate allocation of management resources. We will also continue to provide effort to grow our client-focused business platform while providing world-class, high quality solution.

We will continue to be prepared for regulation tightening. We will keep close monitoring of global regulatory trends and try to be prepared.

We understand that it is necessary to further strengthen our global risk management systems. By adopting a proactive, rather than a reactive, risk management approach, top management has directly engaged in risk management-related decision-making. We will continue to strengthen this type of system. As our business becomes increasingly international, we recognize the growing importance of compliance. In addition to complying with laws and regulations, we view compliance in a wider context, and will further enhance Nomura group’s overall compliance system.

3.	Consolidated Financial Statements

The consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 29, 2010) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 29, 2010) for the year ended March 31, 2010.

In relation to significant changes to accounting principles, procedures and presentations (changes in accordance with amendments to the accounting standards), please refer to “(7) Significant Changes for Presenting the Consolidated Financial Statements”.

(1)	Consolidated Balance Sheets (UNAUDITED)

	Millions of yen
	March 31, 2011	March 31, 2010	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	1,620,340	1,020,647	599,693
Time deposits	339,419	196,909	142,510
Deposits with stock exchanges and other segregated cash	190,694	134,688	56,006

Cash and cash deposits, Total	2,150,453	1,352,244	798,209

Loans and receivables:
Loans receivable	1,271,284	1,310,375	(39,091)
Receivables from customers	32,772	59,141	(26,369)
Receivables from other than customers	928,626	707,623	221,003
Allowance for doubtful accounts	(4,860)	(5,425)	565

Loans and receivables, Total	2,227,822	2,071,714	156,108

Collateralized agreements:
Securities purchased under agreements to resell	9,558,617	7,073,926	2,484,691
Securities borrowed	5,597,701	5,393,287	204,414

Collateralized agreements, Total	15,156,318	12,467,213	2,689,105

Trading assets and private equity investments:
Trading assets*	14,952,511	14,374,028	578,483
Private equity investments	289,420	326,254	(36,834)

Trading assets and private equity investments, Total	15,241,931	14,700,282	541,649

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥300,075 million at March 31, 2011 and ¥273,616 million at March 31, 2010)	392,036	357,194	34,842
Non-trading debt securities*	591,797	308,814	282,983
Investments in equity securities*	91,035	122,948	(31,913)
Investments in and advances to affiliated companies*	273,105	251,273	21,832
Other	568,493	598,746	(30,253)

Other assets, Total	1,916,466	1,638,975	277,491

Total assets	36,692,990	32,230,428	4,462,562

*	Including securities pledged as collateral

	Millions of yen
	March 31, 2011	March 31, 2010	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	1,167,077	1,301,664	(134,587)
Payables and deposits:
Payables to customers	880,429	705,302	175,127
Payables to other than customers	410,679	374,522	36,157
Deposits received at banks	812,500	448,595	363,905

Payables and deposits, Total	2,103,608	1,528,419	575,189

Collateralized financing:
Securities sold under agreements to repurchase	10,813,797	8,078,020	2,735,777
Securities loaned	1,710,191	1,815,981	(105,790)
Other secured borrowings	1,162,450	1,322,480	(160,030)

Collateralized financing, Total	13,686,438	11,216,481	2,469,957

Trading liabilities	8,688,998	8,356,806	332,192
Other liabilities	552,316	494,983	57,333
Long-term borrowings	8,402,917	7,199,061	1,203,856

Total liabilities	34,601,354	30,097,414	4,503,940

Equity
NHI shareholders’ equity:
Common stock
Authorized - 6,000,000,000 shares
Issued - 3,719,133,241 shares at March 31, 2011 and 3,719,133,241 shares at March 31, 2010
Outstanding - 3,600,886,932 shares at March 31, 2011 and 3,669,044,614 shares at March 31, 2010	594,493	594,493	—
Additional paid-in capital	646,315	635,828	10,487
Retained earnings	1,069,334	1,074,213	(4,879)
Accumulated other comprehensive income (1oss)	(129,696)	(109,132)	(20,564)

Total NHI shareholders’ equity before treasury stock	2,180,446	2,195,402	(14,956)
Common stock held in treasury, at cost -
118,246,309 shares at March 31, 2011 and
50,088,627 shares at March 31, 2010	(97,692)	(68,473)	(29,219)

Total NHI shareholders’ equity	2,082,754	2,126,929	(44,175)

Noncontrolling interests	8,882	6,085	2,797

Total equity	2,091,636	2,133,014	(41,378)

Total liabilities and equity	36,692,990	32,230,428	4,462,562

(2)	Consolidated Statements of Operations (UNAUDITED)

	Millions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2011 (A)	March 31, 2010 (B)
Revenue:
Commissions	405,463	395,083	2.6
Fees from investment banking	107,005	121,254	(11.8)
Asset management and portfolio service fees	143,939	132,249	8.8
Net gain on trading	336,503	417,424	(19.4)
Gain on private equity investments	19,292	11,906	62.0
Interest and dividends	346,103	235,310	47.1
Gain (loss) on investments in equity securities	(16,677)	6,042	—
Other	43,864	37,483	17.0

Total revenue	1,385,492	1,356,751	2.1
Interest expense	254,794	205,929	23.7

Net revenue	1,130,698	1,150,822	(1.7)

Non-interest expenses:
Compensation and benefits	518,993	526,238	(1.4)
Commissions and floor brokerage	92,088	86,129	6.9
Information processing and communications	182,918	175,575	4.2
Occupancy and related depreciation	87,843	87,806	0.0
Business development expenses	30,153	27,333	10.3
Other	125,448	142,494	(12.0)

Non-interest expenses, Total	1,037,443	1,045,575	(0.8)

Income before income taxes	93,255	105,247	(11.4)
Income tax expense	61,330	37,161	65.0

Net income	31,925	68,086	(53.1)

Less: Net income attributable to noncontrolling interests	3,264	288	—

Net income attributable to NHI shareholders	28,661	67,798	(57.7)

	Yen		% Change
Per share of common stock:
Basic-
Net income attributable to NHI shareholders per share	7.90	21.68	(63.6)

Diluted-
Net income attributable to NHI shareholders per share	7.86	21.59	(63.6)

(3)	Consolidated Statements of Comprehensive Income (UNAUDITED)

	Millions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2011 (A)	March 31, 2010 (B)
Net income	31,925	68,086	(53.1)
Other comprehensive income (loss):
Change in cumulative translation adjustments, net of tax	(24,151)	(1,057)	—
Defined benefit pension plans:
Pension liability adjustment	4,074	18,339	(77.8)
Deferred income taxes	(1,542)	(8,173)	—

Total	2,532	10,166	(75.1)

Total other comprehensive income (loss)	(21,619)	9,109	—

Comprehensive income	10,306	77,195	(86.6)
Less: Comprehensive income attributable to noncontrolling interest in subsidiary	2,209	92	—

Comprehensive income attributable to NHI shareholders	8,097	77,103	(89.5)

(4)	Consolidated Statements of Changes in Equity (UNAUDITED)

	Millions of yen
	For the year ended
	March 31, 2011	March 31, 2010
Common stock
Balance at beginning of year	594,493	321,765
Issuance of common stock	—	217,728
Conversion of convertible bonds	—	55,000

Balance at end of year	594,493	594,493

Additional paid-in capital
Balance at beginning of year	635,828	374,413
Cumulative effect of change in accounting principle (1)	—	(26,923)
Issuance of common stock	—	228,934
Conversion of convertible bonds	—	55,000
Gain on sales of treasury stock	3,191	5,702
Issuance and exercise of common stock options	7,296	(4,242)
Beneficial conversion feature relating to convertible bond	—	2,959
Other net change in additional paid-in capital	—	(15)

Balance at end of year	646,315	635,828

Retained earnings
Balance at beginning of year	1,074,213	1,038,557
Cumulative effect of change in accounting principle (1)(2)	(4,734)	(6,339)
Net income attributable to NHI shareholders	28,661	67,798
Cash dividends	(28,806)	(25,803)

Balance at end of year	1,069,334	1,074,213

Accumulated other comprehensive income (1oss)
Cumulative translation adjustments
Balance at beginning of year	(74,330)	(73,469)
Net change during the period	(23,096)	(861)

Balance at end of year	(97,426)	(74,330)

Defined benefit pension plans
Balance at beginning of year	(34,802)	(44,968)
Pension liability adjustment	2,532	10,166

Balance at end of year	(32,270)	(34,802)

Balance at end of year	(129,696)	(109,132)

Common stock held in treasury
Balance at beginning of year	(68,473)	(76,902)
Repurchases of common stock	(37,378)	(18)
Sale of common stock	4	13
Common stock issued to employees	8,155	8,275
Other net change in treasury stock	—	159

Balance at end of year	(97,692)	(68,473)

Total NHI shareholders’ equity

Balance at end of year	2,082,754	2,126,929

Noncontrolling interests
Balance at beginning of year	6,085	12,150
Net change during the period	2,797	(6,065)

Balance at end of year	8,882	6,085

Total equity

Balance at end of year	2,091,636	2,133,014

Notes:

1.	Cumulative effect of change in accounting principle for the year ended March 31, 2010 was previously reported as Adjustments to initially apply “Contracts in entity’s own equity”.
2.	In relation to the change in Cumulative effect of change in accounting principle for the year ended March 31, 2011, refer to section “(7) Significant Changes for Presenting the Consolidated Financial Statements”.

(5)	Consolidated Statements of Cash Flows (UNAUDITED)

	Millions of yen
	For the year ended
	March 31, 2011	March 31, 2010
Cash flows from operating activities:
Net income	31,925	68,086
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	75,587	73,081
(Gain) loss on investments in equity securities	16,677	(6,042)
Changes in operating assets and liabilities:
Time deposits	(155,251)	348,003
Deposits with stock exchanges and other segregated cash	(67,738)	142,416
Trading assets and private equity investments	(1,481,908)	(3,123,679)
Trading liabilities	1,206,394	3,737,079
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	327,668	(1,437,635)
Securities borrowed, net of securities loaned	(446,152)	(69,472)
Other secured borrowings	(160,031)	(1,591,535)
Loans and receivables, net of allowance for doubtful accounts	(354,691)	(248,175)
Payables	319,506	139,919
Bonus accrual	(8,802)	30,784
Other, net	461,726	436,400

Net cash used in operating activities	(235,090)	(1,500,770)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(186,350)	(83,079)
Proceeds from sales of office buildings, land, equipment and facilities	109,888	2,909
Payments for purchases of investments in equity securities	(221)	(2,318)
Proceeds from sales of investments in equity securities	3,247	1,272
Increase in loans receivable at banks, net	(60,350)	(105,800)
Increase in non-trading debt securities, net	(286,013)	(64,586)
Other, net	(3,415)	(18,041)

Net cash used in investing activities	(423,214)	(269,643)

Cash flows from financing activities:
Increase in long-term borrowings	2,267,658	3,059,225
Decrease in long-term borrowings	(1,188,034)	(1,470,978)
Increase (decrease) in short-term borrowings, net	(97,282)	137,076
Increase in deposits received at banks, net	368,354	13,279
Proceeds from issuances of common stock held in treasury	—	446,662
Proceeds from sales of common stock held in treasury	8	10
Payments for repurchases of common stock in treasury	(37,378)	(18)
Payments for cash dividends	(29,083)	(11,130)
Proceeds from issuances of stock by subsidiaries	—	2,404

Net cash provided by financing activities	1,284,243	2,176,530

Effect of exchange rate changes on cash and cash equivalents	(26,246)	964

Net increase in cash and cash equivalents	599,693	407,081
Cash and cash equivalents at beginning of the year	1,020,647	613,566

Cash and cash equivalents at end of the year	1,620,340	1,020,647

Note:	Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

(6)	Note with respect to the Assumption as a Going Concern (UNAUDITED)

Not applicable.

(7)	Significant Changes for Presenting the Consolidated Financial Statements (UNAUDITED)

Presentations of significant changes in accounting principles are as follows:

Transfers of financial assets and consolidation of variable interest entities—

On April 1, 2010, Nomura adopted amendments to Accounting Standard Codification Topic (“ASC”) 810 “Consolidation” introduced by Accounting Standards Update (“ASU”) 2009-17. The ASU revises the definition of a variable interest entity (“VIE”), when a reporting entity is required to consolidate a VIE and when reassessment of a consolidation decision is required. As a result, the balance of the retained earnings at the beginning of the year has been adjusted.

Also on April 1, 2010, Nomura adopted amendments to ASC 860 “Transfers and Servicing” introduced by ASU 2009-16. The ASU revises the accounting for transfers of financial assets and eliminates the concept of a qualifying special purpose entity (“QSPE”). Entities formerly meeting the definition of a QSPE are now evaluated for consolidation under the revised consolidation guidance provided by ASC 810 as amended by ASU 2009-17.

Net investment hedge—

On April 1, 2010, Nomura adopted net investment hedging to mitigate foreign exchange risks created by some significant foreign subsidiaries. Accordingly, the net translation adjustment amount recognized in the consolidation processes is offset by the effective portion of the foreign exchange gains (or losses) on the hedging instruments for net investment in such foreign subsidiaries.

(8)	Note to the Consolidated Financial Statements (UNAUDITED)

Segment Information – Operating Segment

The following table shows business segment information and reconciliation items to the consolidated statements of operations. Business segment has been divided into three divisions consisting of Retail, Asset Management and Wholesale from this fiscal year.

	Millions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2011 (A)	March 31, 2010 (B)
Net revenue

Business segment information:
Retail	392,433	388,272	1.1
Asset Management	80,744	70,365	14.8
Wholesale	630,536	789,531	(20.1)

Sub Total	1,103,713	1,248,168	(11.6)
Other	43,881	(106,753)	—

Net revenue	1,147,594	1,141,415	0.5

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(16,896)	9,407	—

Net revenue	1,130,698	1,150,822	(1.7)

Non-interest expenses

Business segment information:
Retail	291,245	274,915	5.9
Asset Management	55,691	51,771	7.6
Wholesale	623,819	614,349	1.5

Sub Total	970,755	941,035	3.2
Other	66,688	104,540	(36.2)

Non-interest expenses	1,037,443	1,045,575	(0.8)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	1,037,443	1,045,575	(0.8)

Income (loss) before income taxes

Business segment information:
Retail	101,188	113,357	(10.7)
Asset Management	25,053	18,594	34.7
Wholesale	6,717	175,182	(96.2)

Sub Total	132,958	307,133	(56.7)
Other *	(22,807)	(211,293)	—

Income (loss) before income taxes	110,151	95,840	14.9

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(16,896)	9,407	—

Income (loss) before income taxes	93,255	105,247	(11.4)

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2011 (A)	March 31, 2010 (B)
Net gain (loss) related to economic hedging transactions	2,290	3,323	(31.1)
Realized gain (loss) on investments in equity securities held for operating purposes	219	(3,365)	—
Equity in earnings of affiliates	8,996	7,765	15.9
Corporate items	(33,327)	(83,291)	—
Others	(985)	(135,725)	—

Total	(22,807)	(211,293)	—

Note: Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Per share data

Shareholders’ equity per share is calculated based on the following number of shares.

Number of shares outstanding as of March 31, 2011	3,600,886,932

Net income (loss) attributable to NHI shareholders per share calculated based on the following number of shares.

Average number of shares outstanding for the year ended March 31, 2011	3,627,798,587

Significant Subsequent Events

Not applicable.

4.	Other Information

(1)	Consolidated Statements of Operations – Quarterly Comparatives (UNAUDITED)

	Millions of yen								% Change
	For the three months ended								(B-A)/(A)
	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010 (A)	March 31, 2011 (B)
Revenue:
Commissions	102,024	95,438	101,050	96,571	118,078	83,520	100,041	103,824	3.8
Fees from investment banking	29,729	15,580	44,516	31,429	20,366	24,892	33,974	27,773	(18.3)
Asset management and portfolio service fees	30,331	34,016	34,235	33,667	34,854	33,712	37,119	38,254	3.1
Net gain on trading	121,132	148,487	66,481	81,324	59,969	102,993	104,878	68,663	(34.5)
Gain (loss) on private equity investments	(2,139)	2,033	2,342	9,670	(946)	(963)	(2,386)	23,587	—
Interest and dividends	58,427	53,561	67,414	55,908	75,757	69,960	106,880	93,506	(12.5)
Gain (loss) on investments in equity securities	9,801	(2,308)	(3,827)	2,376	(10,343)	(5,685)	2,106	(2,755)	—
Other	14,290	8,663	9,377	5,153	16,281	11,989	3,422	12,172	255.7

Total revenue	363,595	355,470	321,588	316,098	314,016	320,418	386,034	365,024	(5.4)
Interest expense	65,236	55,445	47,050	38,198	54,192	44,795	90,167	65,640	(27.2)

Net revenue	298,359	300,025	274,538	277,900	259,824	275,623	295,867	299,384	1.2

Non-interest expenses:
Compensation and benefits	138,081	146,633	126,239	115,285	122,087	126,694	143,131	127,081	(11.2)
Commissions and floor brokerage	20,043	21,706	22,922	21,458	23,681	21,357	24,013	23,037	(4.1)
Information processing and communications	40,160	43,924	43,919	47,572	44,253	46,662	44,209	47,794	8.1
Occupancy and related depreciation	21,992	22,598	21,298	21,918	22,511	23,086	20,507	21,739	6.0
Business development expenses	6,256	6,380	6,544	8,153	7,159	6,780	7,429	8,785	18.3
Other	40,406	31,492	35,659	34,937	33,663	29,446	28,804	33,535	16.4

	266,938	272,733	256,581	249,323	253,354	254,025	268,093	261,971	(2.3)

Income before income taxes	31,421	27,292	17,957	28,577	6,470	21,598	27,774	37,413	34.7
Income tax expense	20,678	(1,049)	7,745	9,787	3,440	19,660	14,483	23,747	64.0

Net income	10,743	28,341	10,212	18,790	3,030	1,938	13,291	13,666	2.8

Less: Net income (loss) attributable to noncontrolling interests	(677)	626	(24)	363	708	887	(98)	1,767	—

Net income attributable to NHI shareholders	11,420	27,715	10,236	18,427	2,322	1,051	13,389	11,899	(11.1)

	Yen								% Change
Per share of common stock:
Basic-
Net income attributable to NHI shareholders per share	4.37	10.22	2.91	5.02	0.63	0.29	3.72	3.30	(11.3)

Diluted-
Net income attributable to NHI shareholders per share	1.81	8.87	2.89	5.00	0.63	0.29	3.70	3.28	(11.4)

(2)	Business Segment Information – Quarterly Comparatives (UNAUDITED)

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of operations. Business segment has been divided into three divisions consisting of Retail, Asset Management and Wholesale from this fiscal year.

	Millions of yen								% Change
	For the three months ended								(B-A)/(A)
	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010 (A)	March 31, 2011 (B)
Net revenue

Business segment information:
Retail	95,380	93,150	104,290	95,452	110,959	87,753	97,482	96,239	(1.3)
Asset Management	18,650	16,467	17,247	18,001	18,119	19,304	21,396	21,925	2.5
Wholesale	211,720	199,304	210,091	168,416	108,609	163,405	172,174	186,348	8.2

Sub Total	325,750	308,921	331,628	281,869	237,687	270,462	291,052	304,512	4.6
Other	(37,139)	(7,056)	(53,198)	(9,360)	32,730	10,133	3,100	(2,082)	—

Net revenue	288,611	301,865	278,430	272,509	270,417	280,595	294,152	302,430	2.8

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	9,748	(1,840)	(3,892)	5,391	(10,593)	(4,972)	1,715	(3,046)	—

Net revenue	298,359	300,025	274,538	277,900	259,824	275,623	295,867	299,384	1.2

Non-interest expenses

Business segment information:
Retail	67,521	66,796	69,119	71,479	73,216	64,975	74,482	78,572	5.5
Asset Management	13,521	11,994	13,166	13,090	13,220	14,083	14,410	13,978	(3.0)
Wholesale	158,458	161,110	161,584	133,197	149,755	155,764	161,389	156,911	(2.8)

Sub Total	239,500	239,900	243,869	217,766	236,191	234,822	250,281	249,461	(0.3)
Other	27,438	32,833	12,712	31,557	17,163	19,203	17,812	12,510	(29.8)

Non-interest expenses	266,938	272,733	256,581	249,323	253,354	254,025	268,093	261,971	(2.3)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—	—

Non-interest expenses	266,938	272,733	256,581	249,323	253,354	254,025	268,093	261,971	(2.3)

Income (loss) before income taxes

Business segment information:
Retail	27,859	26,354	35,171	23,973	37,743	22,778	23,000	17,667	(23.2)
Asset Management	5,129	4,473	4,081	4,911	4,899	5,221	6,986	7,947	13.8
Wholesale	53,262	38,194	48,507	35,219	(41,146)	7,641	10,785	29,437	172.9

Sub Total	86,250	69,021	87,759	64,103	1,496	35,640	40,771	55,051	35.0
Other *	(64,577)	(39,889)	(65,910)	(40,917)	15,567	(9,070)	(14,712)	(14,592)	—

Income (loss) before income taxes	21,673	29,132	21,849	23,186	17,063	26,570	26,059	40,459	55.3

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	9,748	(1,840)	(3,892)	5,391	(10,593)	(4,972)	1,715	(3,046)	—

Income (loss) before income taxes	31,421	27,292	17,957	28,577	6,470	21,598	27,774	37,413	34.7

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen								% Change
	For the three months ended								(B-A)/(A)
	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010 (A)	March 31, 2011 (B)
Net gain (loss) related to economic hedging transactions	5,350	8,589	(13,316)	2,700	5,228	(6,019)	5,168	(2,087)	—
Realized gain (loss) on investments in equity securities held for operating purposes	53	(468)	65	(3,015)	250	(713)	391	291	(25.6)
Equity in earnings of affiliates	3,701	602	1,877	1,585	363	1,993	1,380	5,260	281.2
Corporate items	(24,896)	(19,588)	(10,693)	(28,114)	(2,486)	5,512	(15,668)	(20,685)	—
Others	(48,785)	(29,024)	(43,843)	(14,073)	12,212	(9,843)	(5,983)	2,629	—

Total	(64,577)	(39,889)	(65,910)	(40,917)	15,567	(9,070)	(14,712)	(14,592)	—

Note: Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

(3)	Other

Financial information for Nomura Holdings, Inc. (unconsolidated) can be found on the following URL.

http://www.nomuraholdings.com/company/group/holdings/pdf/2011_4q.pdf

Financial information for Nomura Securities Co., Ltd. can be found on the following URL.

http://www.nomuraholdings.com/company/group/nsc/pdf/2011_4q.pdf